UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)
(Amendment No.     )*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

Hercules Technology I, LLC

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45668X 10 5

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (Entities Only) Hercules Technology I, LLC (I.R.S. Identification No. 27-052185)

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds* OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0 shares of Common Stock

	(8)	Shared Voting Power 84,118,439 shares of Common Stock

	(9)	Sole Dispositive Power 0 shares of Common Stock

	(10)	Shared Dispositive Power 84,118,439 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,118,439 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 76.6%

(14)	Type of Reporting Person OO

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(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (Entities Only) Hercules Technology Growth Capital, Inc. (I.R.S. Identification No. 74-3113410)

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds* OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 250,000 shares of Common Stock

	(8)	Shared Voting Power 84,118,439 shares of Common Stock

	(9)	Sole Dispositive Power 250,000 shares of Common Stock

	(10)	Shared Dispositive Power 84,118,439 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,368,439 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 76.6%

(14)	Type of Reporting Person CO

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 per share (“Common Stock”), of InfoLogix, Inc., a corporation organized under the laws of the State of Delaware (the “Company”).  The principal executive office of the Company is located at 101 E. County Line Road, Hatboro, Pennsylvania. Information given in response to each item below shall be deemed incorporated by reference in all other items below.  The Company is a provider of enterprise mobility solutions for the healthcare and commercial industries.  The Company provides these solutions to its customers by utilizing a combination of products and services, including consulting, business software applications, mobile managed services, mobile workstations and devices and wireless infrastructure.

Item 2.	Identity and Background.

(a), (b) and (c)      This Schedule 13D is being filed pursuant to a Joint Filing Agreement (which is incorporated by reference herein) by:

(i)            Hercules Technology I, LLC., a Delaware limited liability company (“HTI”); and

(ii)           Hercules Technology Growth Capital, Inc., a Maryland corporation (“Hercules”, and together with HTI, the “Reporting Persons”).

The principal business of HTI is to hold certain assets and capital stock of certain companies as an investment.  The principal business of Hercules, a special financing company, is to provide debt and equity growth capital to technology-related companies at all stages of development from seed and emerging growth to expansion and established stages of development, which include select publicly listed companies and lower middle market companies.

The principal place of business of both HTI and Hercules is:

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301.

See Schedule A hereto for information regarding the directors and executive officers of each of HTI and Hercules.

(d) and (e)      During the last five years, no Reporting Person, nor, to the best of each of the Reporting Person’s knowledge, any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            See Schedule A hereto for the citizenship of the additional persons listed thereon.

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Item 3.	Source and Amount of Funds or Other Consideration.

On May 1, 2008, the Company and its subsidiaries entered into a Loan and Security Agreement (as amended, the “Loan Agreement”) with Hercules that provided the Company and its subsidiaries with a revolving credit facility with a maximum commitment of up to $12,500,000 and a term loan facility of up to $12,500,000, subject to certain limitations on the revolving line of credit.  On November 19, 2008, the Company and Hercules amended the Loan Agreement to, among other things, reduce the maximum commitment of the revolving credit facility, eliminate the incremental term loan facility of $500 and increase the interest rates on outstanding borrowings.  On May 31, 2009 the Company and Hercules again amended the Loan Agreement.  Pursuant to this amendment, Hercules waived the existing event of default arising from the violation of the minimum EBITDA financial covenants for the measurement periods ended January 31, 2009, February 28, 2009, March 31, 2009 and April 30, 2009.  In consideration of such waiver, the Company agreed to issue to Hercules, within ten business days of May 31, 2009, a warrant to purchase 250,000 shares of Common Stock.  On November 20, 2009 (the “Closing Date”), Hercules assigned its rights and obligations under the Loan Agreement relating to $5,000,000 of term loan debt (the “Converted Amount”) to HTI.

In addition, please see the descriptions in Item 4, which are incorporated by reference herein.

Item 4.	Purpose of Transaction.

(a)  and (b)

Debt Conversion Agreement; Warrant; Replacement Warrant; Charter Amendment

On the Closing Date, pursuant to a debt conversion agreement between HTI and the Company (the “Debt Conversion Agreement”), HTI cancelled and released its rights to the Converted Amount in exchange for 67,294,751 shares of Common Stock (the “Conversion Shares”) and a warrant to purchase 16,823,688 shares of Common Stock (the “Warrant Shares”) at a per share price of $0.0743 (the “Warrant”) exercisable during the five-year period following the Company’s stockholders approving an amendment to the Company’s certificate of incorporation to (a) increase its authorized Common Stock to 250,000,000 shares, or (b) implement a reverse stock split so that the Company has a number of unissued authorized shares of Common Stock that will allow it to fulfill its obligations under the Debt Conversion Agreement, the Warrant and any other agreement (the “Charter Amendment”).  In addition, pursuant to the Debt Conversion Agreement the Company will call a meeting of its stockholders as promptly as practicable for the purpose of obtaining approval of the Charter Amendment (the “Charter Amendment Approval”).

Under the Debt Conversion Agreement, the Company and HTI agree to certain corporate governance provisions including that, prior to or simultaneously with the closing of the transactions contemplated by the Debt Conversion Agreement, the Company’s Board of Directors (the “Board”) will be reconstituted (the “Board Reconstitution”).  Pursuant to the Board Reconstitution, three of the Company’s seven incumbent directors resigned from the Board and the size of the Board was be fixed at eight directors, including the non-voting position of “Chairman Emeritus” which shall be held by the incumbent Chairman of the Board for a one-year period following the Closing Date, after which time such position shall cease to exist and the size of the Board shall be fixed at seven directors.  The Board shall then include the four remaining incumbent members of the Board (the “Incumbent Directors”) and three individuals nominated by HTI to fill the remaining positions (the “HTI Nominees”).  Within 90 days following the Closing Date, the Board shall cause one of the Incumbent Directors, other than the Company’s chief executive officer, to resign and shall replace such Incumbent Director with a nominee who is mutually acceptable to HTI and the Incumbent Directors (such director, the “Joint

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Director”).  HTI and the Incumbent Directors will cooperate in good faith to identify and select the Joint Director.  If the Joint Director has not been elected to the Board within 90 days following the Closing Date, the size of the Board will be increased by one position, and HTI will have the right to designate an additional director to fill such position; provided, however, that upon the election of the Joint Director in the manner provided in the Debt Conversion Agreement, HTI shall cause such additional director to resign and the size of the Board shall be reduced as applicable.

In addition, HTI will cause (a) one HTI Nominee to not stand for reelection for any additional term following the completion of a term during which the Company achieves a Consolidated Total Leverage Ratio (as defined in the A/R Loan Agreement) of less than 1.5 to 1.0 for the Twelve Month Measurement Period (as defined in the A/R Loan Agreement) ending on each of four consecutive fiscal quarters, (b) one HTI Nominee to not stand for reelection for any additional term following the completion of a term during which the Company causes the irrevocable repayment in full in cash of the Term Loans (as defined in the A/R Loan Agreement), together with all accrued interest thereon and other obligations arising in respect thereof and (c) all HTI Nominees to not stand for reelection for any additional directorship term following the completion of a directorship term in which (i) the Company has fully satisfied all of its obligations under the A/R Loan Agreement and (ii) HTI, together with any affiliate, owns less than 10% of the issued and outstanding Common Stock.

Pursuant to the Debt Conversion Agreement, HTI agreed that, for so long as it, together with any of its affiliates, owns at least 25% of the issued and outstanding shares of the Common Stock, HTI shall vote or cause to be voted all of the shares of Common Stock owned by HTI, or any of its affiliates at any regular or special meeting of Company’s stockholders called for the purpose of filling positions on the Board, or shall execute a written consent in lieu of such meeting of stockholders for the purpose of filling positions on the Board, and shall take all actions necessary or desirable in its reasonable control, in each case, to ensure that the Board is comprised of the Joint Director, the Company’s chief executive officer, the HTI Nominees and such other persons who are “independent” as such term is defined under the Nasdaq Listing Rules and the SEC rules applicable to audit committees, that are nominated for election by the affirmative vote of all of the members of the Nominating Committee of the Board to fill the remaining Board positions.

Except for the Audit Committee of the Board, which shall be comprised of all independent directors, and unless the Nasdaq Listing Rules require otherwise, the Board committees shall include (a) at least one Incumbent Director and (b) so long as HTI has the right to appoint a director, at least one HTI Nominee.

The Debt Conversion Agreement also contains a provision describing the Company’s intent to cancel certain existing warrants to purchase 2,425,000 shares of Common Stock for a price of either $2.00 per share or $0.42 per share, and issue to the holders of such warrants replacement warrants for the same number of shares.  These warrants may be exercised at a per share price of $0.0743 and, with the exception of the warrant to be reissued to Hercules (the “Replacement Warrant)”) to purchase 250,000 shares of Common Stock (the “Replacement Warrant Shares”), which is immediately exercisable, shall not be exercisable until the filing of the Charter Amendment with the Delaware Secretary of State.

A/R Loan Agreement

On the Closing Date, the Company and its subsidiaries, and Hercules amended the Loan Agreement.  Pursuant to such amended and restated loan and security agreement (the “A/R Loan Agreement “), Hercules may receive shares of Common Stock upon the occurrences of certain events.

If at any point the Company and its subsidiaries fail to maintain a Consolidated Interest Coverage Ratio (as defined in the A/R Loan Agreement) equal to or greater than 2.50 to 1.00 as of the last day of a calendar

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month in which financial statements are required to be delivered to Hercules pursuant to the A/R Loan Agreement or financial statements are not delivered to Hercules as required under the A/R Loan Agreement, the Company shall, as required by Hercules, pay accrued interest payments under the Term Loan B (as defined in the A/R Loan Agreement) in cash, by applying such amounts to the principal of the Term Loan B or by issuing Common Stock to Hercules.  The number of shares to be issued will be determined by dividing the amount of accrued interest to be converted by the Adjusted 30-Day VWAP Price (as defined in the A/R Loan Agreement).

In addition, Hercules has the right, in its sole discretion, to convert the outstanding principal amount of the Term Loan B (the “Converted Debt Amount”) into the amount of Common Stock as determined by dividing the Converted Debt Amount by the Term Loan B Conversion Price (as defined in the A/R Loan Agreement).  Further, the Converted Debt Amount will automatically convert into Common Stock in the event that (a) the 90-Day VWAP Price as defined in the A/R Loan Agreement equals or exceeds a per share price equal to the Term Loan B Conversion Price multiplied by five, (b) no Event of Default (as defined in the A/R Loan Agreement) exists or would arise as a result there of, and (c) the Company is listed on the Nasdaq Stock Market, LLC, New York Stock Exchange or the American Stock Exchange.

The foregoing summary of the transactions contemplated by the Debt Conversion Agreement, the Warrant, the Replacement Warrant and the A/R Loan Agreement is qualified in its entirety by reference to the copies of the Debt Conversion Agreement, the Warrant, the Replacement Warrant and the A/R Loan Agreement in Exhibits 2, 3, 4 and 5 to this Schedule 13D and incorporated herein in their entirety by reference.

(c) Not applicable.

(d) Other than as a result of the Debt Conversion Agreement as described above, not applicable.

(e) Other than as a result of the Debt Conversion and the exercise of the Warrant described above, not applicable.

(f) Not applicable.

(g) The Debt Conversion Agreement contemplates that an amendment to the Company’s certificate of incorporation will be adopted, filed, and become effective following the Closing in accordance with applicable law.

(h) and (i) Not applicable.

(j) Other than as described above, none of Hercules, HTI, or to either of their knowledge, any of the individuals named in Item 2 above, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

The following information is provided as of November 20, 2009:

Hercules is the beneficial owner of, and has sole voting and dispositive power with respect to, 250,000 shares of Common Stock issuable upon exercise of the Replacement Warrant.  Hercules is the beneficial owner of, and has shared voting and dispositive power with respect to, 67,294,751 shares of Common Stock owned by HTI and 16,823,688 shares of Common Stock issuable upon exercise of the Warrant owned by HTI.

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HTI is the beneficial owner of, and has shared voting and dispositive power with respect to, 67,294,751 shares of Common Stock and 16,823,688 shares of Common Stock issuable upon exercise of the Warrant.

Mr. Henriquez does not beneficially own any shares of Common Stock.

Mr. Badavas does not beneficially own any shares of Common Stock.

Mr. Chow does not beneficially own any shares of Common Stock.

Mr. Woodward does not beneficially own any shares of Common Stock.

Mr. Bhaumik does not beneficially own any shares of Common Stock.

Mr. Harvey does not beneficially own any shares of Common Stock.

Mr. Lund does not beneficially own any shares of Common Stock.

Mr. Shah does not beneficially own any shares of Common Stock.

(a)           Number of shares and percent of Common Stock beneficially owned as of November 20, 2009 by each of the Reporting Persons and the other persons listed on Schedule A hereto:

Number of Shares of Common Stock:

Hercules	84,368,439
HTI	84,118,439
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0

Percent of Common Stock:

Hercules	76.6%
HTI	76.6%
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0

(b)           Number of shares of Common Stock beneficially owned as of November 20, 2009 as to which the Reporting Persons and each of the other persons listed on Schedule A hereto have:

(i)            sole power to vote or direct the vote:

Person	Number of Shares
Hercules	250,000
HTI	0
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0

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(ii)           shared power to vote or direct the vote:

Person	Number of Shares
Hercules	84,118,439
HTI	84,118,439
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0

(iii)          sole power to dispose or to direct the disposition of:

Person	Number of Shares
Hercules	250,000
HTI	0
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0

(iv)          shared power to dispose of or to direct the disposition of:

Person	Number of Shares
Hercules	84,118,439
HTI	84,118,439
Mr. Henriquez	0
Mr. Badavas	0
Mr. Chow	0
Mr. Woodward	0
Mr. Bhaumik	0
Mr. Harvey	0
Mr. Lund	0
Mr. Shah	0

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(c)           Neither HTI, nor, to the knowledge of HTI, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Registration Rights Agreements

Concurrently with the execution of the Debt Conversion Agreement, the Company and HTI entered into a Registration Rights Agreement whereby the Company agreed to file within 120 days after the Closing Date a shelf registration statement with the SEC covering the resale of the Conversion Shares and the Warrant Shares (the “Registration Rights Agreement”).  The Company is obligated to maintain the effectiveness of the registration statement from its effective date through and until the earlier of (a) the sale of all the Conversion Shares and Warrant Shares or (b) HTI and its affiliates owning less than 10% of the issued and outstanding shares of Common Stock and the Conversion Shares and Warrant Shares may be sold free of any restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).   The Company also granted to HTI piggyback registration rights for any Conversion Shares or Warrant Shares not covered by the registration statement or sold under Rule 144 of the Securities Act, subject to standard underwriting cutbacks.

Concurrently with the execution and delivery of the Debt Conversion Agreement, the Company and Hercules entered into a registration rights agreement (the “Secondary Registration Rights Agreement”) substantially similar to the Registration Rights Agreement, pursuant to which the Company agreed to provide registration rights to Hercules with respect to the Loan Shares and the Replacement Warrant Shares (the “Secondary Registrable Shares”).  Under such agreement, upon the issuance of the Loan Shares, the Company will file, within 120 days, a registration statement with the SEC (the “Initial Registration Statement”) covering the greater of the number of shares issued and 25,000,000 shares of Common Stock (the “Initial Registered Shares”).  The Company shall keep the Initial Registration Statement effective until Hercules has sold all of the Initial Registered Shares or Hercules, together with any of its affiliates, owns less than 10% of the issued and outstanding Common Stock and the Secondary Registrable Shares may be sold free of any restrictions under Rule 144 of the Securities Act.  Following the Effectiveness Period, Hercules may request the filing of an additional registration statement under the Act covering at least 10,000,000 shares of Secondary Registrable Securities.  Also, at any point following the issuance of Common Stock to Hercules under the A/R Loan Agreement, Hercules may request that the Company affect the registration of at least 5,000,000 shares of Secondary Registrable Securities under the Act.  Hercules may make such a demand up to three times.

The foregoing summary of the transactions contemplated by Registration Rights Agreement and the Secondary Registration Rights Agreement is qualified in its entirety by reference to the copies of the Registration Rights Agreement and the Secondary Registration Rights Agreement in Exhibits 6 and 7 to this Schedule 13D and incorporated herein in their entirety by reference.

In addition, please see the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement, dated as of November 30, 2009, among the Reporting Persons.

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Exhibit 2

Debt Conversion Agreement, dated as of November 20, 2009, by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 3

Warrant to Purchase 16,823,688 shares of common stock, dated as of November 20, 2009, between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 4

Warrant to Purchase 250,000 shares of common stock, dated as of November 20, 2009, between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 5

Amended and Restated Loan and Security Agreement, dated as of November 20, 2009, by and among InfoLogix, Inc., InfoLogix Systems Corporation, Embedded Technologies, LLC, Opt Acquisition LLC, and InfoLogix—DDMS, Inc., and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 6

Registration Rights Agreement, dated as of November 20, 2009, by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 7

Registration Rights Agreement, dated as of November 20, 2009, by and between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

[The remainder of this page is intentionally left blank.]

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009

HERCULES TECHNOLOGY I, LLC

By:	/s/ H. Scott Harvey
Name: H. Scott Harvey
Title: Chief Legal Officer

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ H. Scott Harvey
Name: H. Scott Harvey
Title: Chief Legal Officer

[Signature Page to Schedule 13D]

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Schedule A

HERCULES TECHNOLOGY I, LLC.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Controlling Persons and Executive Officers of Hercules Technology I, LLC, a Delaware limited liability company:

Samir Bhaumik	Member
H. Scott Harvey	Member, Chief Legal Officer
David M. Lund	Member

See below for the descriptions of Mr. Bhaumik, Mr. Harvey and Mr. Lund.

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HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Controlling Persons, Directors and Executive Officers of Hercules Technology Growth Capital, Inc., a Maryland corporation:

Manuel A. Henriquez	Co-founder, Chairman of the Board, President and Chief Executive Officer
Robert P. Badavas	Director
Joseph W. Chow	Director
Allyn C. Woodward, Jr.	Director
Samir Bhaumik	Senior Managing Director and Technology Group Head
H. Scott Harvey	Co-founder, Secretary, Chief Legal Officer and Chief Compliance Officer
David M. Lund	Vice President of Finance and Chief Financial Officer
Parag I. Shah	Senior Managing Director and Life Sciences Group Head

See below for the descriptions of Mr. Henriquez, Mr. Badavas, Mr. Chow, Mr. Woodward, Mr. Bhaumik, Mr. Harvey, Mr. Lund and Mr. Shah.

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Manuel A. Henriquez

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Henriquez’s principal occupation is serving as the Chairman, and Chief Executive Officer and President of Hercules Technology Growth Capital, Inc.

Except as reported under Item 5, Mr. Henriquez does not beneficially own any shares of Common Stock.  Mr. Henriquez is a United States citizen.

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Robert P. Badavas

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Badavas’s principal occupation is serving as the President and Chief Executive Officer of TAC Worldwide, a staffing and business services company owned by RADIA Holdings of Japan.

Except as reported under Item 5, Mr. Badavas does not beneficially own any shares of Common Stock.  Mr. Badavas is a United States citizen.

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Joseph W. Chow

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Chow’s principal occupation is serving as the Executive Vice President of State Street Corporation where he is responsible for the development of business strategies for emerging economies.

Except as reported under Item 5, Mr. Chow does not beneficially own any shares of Common Stock.  Mr. Chow is a United States citizen.

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Allyn C. Woodward, Jr.

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Woodward’s principal occupation is serving as the Chairman of the Board of Directors and member of the Compensation Committee of Lecroy Corporation.

Except as reported under Item 5, Mr. Woodward does not beneficially own any shares of Common Stock.  Mr. Woodward is a United States citizen.

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H. Scott Harvey

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Harvey’s principal occupation is serving as the Chief Legal Officer, Secretary and Chief Compliance Officer of Hercules Technology Growth Capital, Inc.

Except as reported under Item 5, Mr. Harvey does not beneficially own any shares of Common Stock.  Mr. Harvey is a United States citizen.

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David M. Lund

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Lund’s principal occupation is serving as the Vice President of Finance and Chief Financial Officer of Hercules Technology Growth Capital, Inc.

Except as reported under Item 5, Mr. Lund does not beneficially own any shares of Common Stock.  Mr. Lund is a United States citizen.

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Parag I. Shah

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Shah’s principal occupation is serving as the Senior Managing Director and Life Sciences Group Head for Hercules Technology Growth Capital, Inc.

Except as reported under Item 5, Mr. Shah does not beneficially own any shares of Common Stock.  Mr. Shah is a United States citizen.

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Samir Bhaumik

c/o Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, California 94301

Mr. Bhaumik’s principal occupation is serving as the Senior Managing Director and Technology Group Head for Hercules Technology Growth Capital, Inc.

Except as reported under Item 5, Mr. Bhaumik does not beneficially own any shares of Common Stock.  Mr. Bhaumik is a United States citizen.

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EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of November 30, 2009, among the Reporting Persons.

Exhibit 2

Debt Conversion Agreement, dated as of November 20, 2009, by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 3

Warrant to Purchase 16,823,688 shares of common stock, dated as of November 20, 2009, between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 4

Warrant to Purchase 250,000 shares of common stock, dated as of November 20, 2009, between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 5

Amended and Restated Loan and Security Agreement, dated as of November 20, 2009, by and among InfoLogix, Inc., InfoLogix Systems Corporation, Embedded Technologies, LLC, Opt Acquisition LLC, and InfoLogix—DDMS, Inc., and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 6

Registration Rights Agreement, dated as of November 20, 2009, by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

Exhibit 7

Registration Rights Agreement, dated as of November 20, 2009, by and between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2009 (File No. 001-33521)).

CUSIP No. 05541T 10 1

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 30th day November, 2009, between Hercules Technology Growth Capital, Inc. and Hercules Technology I, LLC (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.                                       Schedule 13D with respect to the Common Stock, par value $0.00001 per share, of InfoLogix, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.                                       Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Hercules Technology Growth Capital, Inc.

By:	/s/ H. Scott Harvey
	Name:	H. Scott Harvey
	Title:	Chief Legal Officer

Hercules Technology I, LLC

By:	/s/ H. Scott Harvey
	Name:	H. Scott Harvey
	Title:	Chief Legal Officer